RECEIVED

2008 JUL 21 A 10:42

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

08003902

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 15 July 2008

SUPPL

Dear Sir

J Sainsbury Announces: Result of AGM.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 15July 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

PROCESSED
JUL 23 2008
THOMSON REUTERS

Enc

15 July 2008

Announcement of AGM Poll Results

Following the Annual General Meeting held today, J Sainsbury plc announces the results of the poll vote for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting		For		Against		Abstentions
		Number	%	Number	%	Number
1	To receive and adopt the Directors' and Auditors' reports and the audited accounts for the 52 weeks to 22 March 2008	1,058,530,023	99.94	618,728	0.06	16,529,619
2	To approve the Directors' Remuneration Report for the 52 weeks to 22 March 2008	1,023,174,050	97.89	22,103,926	2.11	30,395,889
3	To declare a final dividend of 9.00 pence per ordinary share	1,058,738,802	100.00	40,427	0.00	16,898,232
4	To elect Mike Coupe as a Director	1,055,904,888	99.74	2,756,908	0.26	17,012,149
5	To elect Mary Harris as a Director	1,055,152,155	99.63	3,867,941	0.37	16,655,614
6	To re-elect Philip Hampton as a Director	1,055,811,793	99.69	3,253,828	0.31	16,608,857
7	To re-elect Gary Hughes as a Director	1,056,245,792	99.74	2,798,475	0.26	16,626,020
8	To re-elect Bob Stack as a Director	1,055,739,685	99.69	3,310,232	0.31	16,623,603
9	To re-appoint PricewaterhouseCoopers LLP as Auditors	1,042,979,275	99.23	8,145,947	0.77	21,096,649
10	To authorise the Audit Committee to agree Auditors' remuneration	1,049,122,214	99.38	6,495,925	0.62	16,592,359
11	To authorise the Directors to allot shares	1,054,016,054	99.53	4,961,668	0.47	16,685,883
12	To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	1,056,099,695	99.79	2,220,828	0.21	17,346,572
13	To authorise J Sainsbury plc to make 'political donations' and incur 'political expenditure'	1,042,353,870	99.09	9,603,013	0.91	23,693,910
14	To authorise the Company to purchase its own shares (Special Resolution)	1,057,346,048	99.85	1,573,116	0.15	16,715,429
15	To adopt new Articles of Association (Special Resolution)	1,018,300,291	96.22	39,999,083	3.78	17,375,021

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available for

inspection at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

END